Exhibit 99.1.1
Satyam Posts 32% Year-over-Year Revenue Growth; Revises
Guidance Upwards
FY2008 Revenue Now Estimated at $2.1 Billion
HYDERABAD, India, Jan. 21, 2008—Satyam Computer Services Ltd. (NYSE:SAY), a leading business and information technology services provider, today announced the results of the company for the quarter ended December 31, 2007 (Q3).
Consolidated Indian GAAP Highlights
•	Revenue was Rs. 2195.56 crore; a year-over-year increase of 32.2% and a sequential increase of 8.1%.

•	Volume growth for the quarter was 9.4%.

•	Net Profit after Tax was Rs. 433.63 crore; a year-over-year increase of 28.6% and a sequential increase of 6%.

•	EPS was Rs. 6.48; a Year-over-year increase of 26.1% and a sequential increase of 5.9%.

•	EBITDA margin for the quarter was 21.46%.
US GAAP Highlights
•	Revenue was US$ 562.9 million; up 49.9% year-over-year and 10.5%, sequentially.

•	Net Income was US$109.7 million; a year-over-year increase of 54.3% and a sequential increase of 7.7%.

•	Basic earning per ADS for the quarter was US$0.33, an increase of 50% year-over-year and 6.5% sequentially.

•	Operating margin (EBIT) was 19.04%.
“We enjoyed a strong third quarter. Several key strategies to enhance our portfolio of capabilities and solidify our position as a leading provider of integrated, end-to-end business transformation services are bearing fruit,” said B. Ramalinga Raju, Satyam’s founder and chairman.
Other Highlights
•	The company ended the quarter with 44,847 associates, an addition of 3,424. Total employees including subsidiaries and joint ventures, is 49,199.

•	Attrition, on a trailing-12-month basis, fell to 13.1% from 13.9% in Q3.
“The highlight of the quarter was the continued improvement in all operating parameters, which helped us post better than guided performance,” said Satyam Chief Financial Officer Srinivas Vadlamani. “Increased productivity, resulting from higher utilization, increased billing rates and offshore shift led to 164 bps improvements in margin.” said
Business Outlook
•	For FY08, under US GAAP, revenue is expected to be between US$ 2119.2 million and US$ 2122.1 million, implying a growth rate of 45.0% to 45.2% over FY07. Basic earnings per ADS for FY08 is expected to be US$1.27, implying a growth rate of 39.6% over FY07.

•	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 29.0% and 29.2%. EPS for the full year is expected to be Rs. 25.50, implying a growth rate of 18.90%.

•	For Q4 FY08, under US GAAP, revenue is expected to be between US$ 594.4 million and US$597.3 million, implying a growth rate of 5.6% to 6.1%. Basic earning per ADS for the quarter is expected to be US$ 0.36.

•	For Q4 FY08, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 5.3% and 5.8%; EPS for the quarter is expected to be Rs. 7.23.

Key Business Achievements
Satyam added 32 new customers in the quarter, including eight Fortune 500 corporations.
“Other third quarter highlights included revenue growth across all verticals, complemented by similar performances in our service offerings and regions,” Raju said. “Our Retail, Travel, and Logistics Practice, specifically, turned in a superior performance, growing by 35 percent. Results such as these demonstrate that our strategy to provide the full range of services, quickly, effectively, and through the most advanced delivery models is working well, and our customers notice the difference.”
Some prominent customer additions included FIFA, Federation Internationale de Football Association, a German IT services provider and a subsidiary of one of the world’s largest media and entertainment conglomerates and the organization responsible for public transportation in Greater London.
The world’s largest steel manufacturer engaged Satyam to enhance its Total Cost Optimization program. The team analyzed its global plants to reduce expenditures, enhance knowledge management, and capture best practices across plants and geographies.
Satyam is helping a Tier 1 global investment bank implement a new application architecture to accommodate its front and back-office and data management needs. The multi-site,multi-year transformational program will begin in Asia and Europe before moving to the US. Satyam is also a preferred supplier for all of the organization’s business lines.
A global oil company engaged Satyam to develop a logistics solution, facilitate on-boarding solution for offshore-drillingplatform personnel, and deliver IT services for its Global Gas Division.
A healthcare technologies manufacturer and services provider hired Satyam for a critical value-engineering and product design project. Satyam is providing mechanical, electrical, safety, and reliability design services to transform the client’s business.
A global manufacturer of pharmaceutical, diagnostic, therapeutic, surgical, and biotechnology products engaged Satyam to migrate an entire website into its private framework.
Satyam signed an agreement to help the organization responsible for most aspects of Greater London’s public transport system with a broad range of IT services. Satyam is helping a German IT services company provide IT solutions to its parent company, a global media conglomerate, and to external customers.
Satyam is providing an end-to-end solution for the world’s largest international multimedia news agency.

Satyam BPO
In Q3, Nipuna changed its name to Satyam BPO Services. The organization posted revenues of US$15.3 million, and a net loss of US$2.4 million. The revenue guidance for FY08 is US$ 61 million, which represents growth of 60% over the previous year.
In Q3, Satyam BPO signed two new customers. The organization also won the prestigious and internationally recognized Golden Peacock National Training Award for 2007, making it the first Indian BPO company so honored. The award emphasizes “the five Ts,” total quality, transparency, trust, truthfulness, and training. Satyam BPO was selected from 186 entries, a testament to the organization’s associate and leadership development, and its commitment to growing leaders faster than the competition.
Key Q3 Awards and Recognitions

Satyam’s B. Ramalinga Raju Named E&Y Entrepreneur of the Year
Satyam’s Chairman B. Ramalinga Raju was awarded the Ernst & Young Entrepreneur of the Year Award for India. He was honored for both his business acumen and his efforts to enhance the community.
Satyam the Official IT Services Provider to The World Cup
Satyam has been selected as the official IT Services Provider to the world’s largest sporting event –the FIFA World Cup—in 2010 (South Africa) and 2014 (Brazil).
Satyam Honored for ‘Strengthening Customer Relationships’
The IT Services Marketing Association named Satyam’s Customer Intimacy Marketing and Communication Program the winner of its “Strengthening Customer Relationships” category. The four-pronged approach—business, technology, industry, and culture—beat out other finalists from our peer group.
Satyam Is Indian MAKE Award Winner
Satyam was named one of India’s “Most Admired Knowledge Enterprises,” and was presented an award for this accomplishment by Shri Kapal Sibal, the country’s minister for science and technology.
Satyam Wins Asian Corporate Social Responsibility Award
Satyam was honored in the Poverty Alleviation category for its GramIT (Rural BPO) program, a key initiative of the Byrraju Foundation, a non-government organization founded by Satyam Chairman and Founder B. Ramalinga Raju. The Byrraju Foundation is dedicated to rural transformation and has dramatically enhanced the quality of life of more than 2 million people in 180 villages in India’s Andhra Pradesh state by providing healthcare, education, livelihoods, sanitation, and drinking water.
Black Book of Outsourcing Vendors Ranks Satyam IMS 13th in World
Satyam’s Infrastructure Management Practice secured 13th position among the Global Top 20 service providers in the “Black Book of Outsourcing Vendors.” Satyam ranked third for brand image and marketing communication efforts and first for infrastructure applications monitoring parameters.
Satyam Wins Pegasystems Partner Innovation Award for 2007
Satyam won the Pegasystems Partner Innovation Award for helping the organization’s clients—financial institutions—comply with Anti-Money Laundering (AML) statutes. The solution helps companies fight fraud and financial crime, and remain compliant with increasingly stringent BSA/AML/KYC regulations.
NASSCOM ‘Shortlists’ Satyam’s Business and Delivery Model
Satyam’s business and delivery model for high-end services made the short list of candidates for NASSCOM’s IT Innovation Award in 2007. The category was process innovation.
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and 61* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 49,199* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.

Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 630* clients, including more than one third of the Fortune 500. For more information, see www.satyam.com.

*	As of Dec. 31, 2007

Satyam Contacts
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global PR representatives at:

India	Vishwesh Iyer vishwesh.iyer@ogilvy.com
+ 91-98200 53697
US	Siobhan Aalders Siobhan.Aalders@ogilvypr.com
+1-212-880 5341, +1 347 387 0733
Europe	Clare Gibbins clare.gibbins@uk.ogilvypr.com
+44-20-7309 1037
Asia-Pacific	Reshma Wad Jain, Reshma@wer1.net
+65 6737 4844, +65 981 40507
Simon Murphy, simon@howorth.com.au
+61 (02) 8281 3826
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2007, furnished to the United States Securities Exchange Commission on October 31, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
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This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Satyam and that will contain detailed information about Satyam and its management, as well as financial statements.
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Enclosed is the financial results of Satyam for the third quarter ended December 31st , 2007.

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